SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Taxpayer’s Registry] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] No. 35.300.368.941

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Further to the information disclosed in the Notice to Shareholders published earlier today by AMBEV S.A. (“Company”), in the context of the capital increase approved at the General Shareholders’ Meeting held on April 28, 2014, the Company informs its shareholders that the term to subscribe and pay for the unsubscribed shares was postponed by one day.

Shareholders that requested the reservation of unsubscribed shares in the corresponding subscription bulleting and whose shares are not held in custody at the “Central Depositária de Ativos da BM&FBOVESPA”, must fill out the respective subscription bulletin at any branch of Banco Bradesco S.A. until June 16, 2014, bearing his/her original identification document and CPF and, upon subscription, carry out the payment for such shares in full, in local currency.

Shareholders that requested the reservation of unsubscribed shares in the corresponding subscription bulleting and whose shares are held in custody at the “Central Depositária de Ativos da BM&FBOVESPA”, shall exercise their right to subscribe for the unsubscribed shares, by means of their custody agents, in accordance with the term established by BM&FBOVESPA and the conditions of the Notices to Shareholders disclosed today.

For any questions regarding the matters dealt with in this Notice, please contact the Company’s Investor Relations Department at (55-11) 2122-1415 or ir@ambev.com.br.

São Paulo, June 11, 2014.

Nelson José Jamel

Investor Relations’ Officer

Ambev S.A.

The preemptive rights referred to in this notice and any shares of Ambev S.A. issued as a result of the exercise of such rights have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”), and may not be offered, sold, pledged or otherwise transferred unless they are registered, or exempt from, or not subject to, registration under the Securities Act.  The information herein does not constitute an offer of securities, and we are not soliciting offers to buy securities, in the United States. This document has been published by Ambev S.A. in Brazil in compliance with Brazilian reporting requirements and has been furnished to the Securities and Exchange Commission in accordance with the reporting requirements of the Securities Exchange Act of 1934.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer